DAVIS POLK & WARDWELL

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212 450 4000
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WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

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File No. 82-4939

January 9, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed on 28 December, 2006, regarding the agreement by means of which Promociones Habitat S.A. purchased 100% of the shares of Ferrovial Inmobiliaria S.A., real estate division of Grupo Ferrovial S.A.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Grupo Ferrovial, S.A. ("Ferrovial") has reached an agreement with Promociones Habitat, S.A., the parent company of Habitat Grupo Empresarial, under which Ferrovial has sold 100% of the shares of its subsidiary Ferrovial Inmobiliaria, S.A. (the "Company") for 1.6 billion euro, of which 160 million euro will be distributed beforehand by the Company as a dividend and the other 1.44 billion euro will be paid as the price of the shares.

The deal does not include Ferrovial's real estate business in Poland and it includes Ferrovial maintaining an investment in the real estate business in Spain as it is to buy approximately 20% of Habitat Grupo Empresarial in a capital increase that will be carried out to admit new shareholders. The investment to acquire 20% of Habitat Grupo Empresarial will be approximately 125 million euro.

Ferrovial will obtain about 770 million euro in capital gains net of taxes. That figure includes the impact of eliminating 20% of the result as Grupo Ferrovial will indirectly own 20% of Ferrovial Inmobiliaria via its stake in Habitat.

The deal is conditional upon obtaining approval from the Spanish competition authorities.

Habitat Grupo Empresarial was founded in Barcelona in 1953. Since then, it has basically focused on construction and development of buildings, mainly residential, offices and commercial premises, and primarily in Barcelona and Madrid, although the group is currently expanding abroad, with projects in Argentina, Chile, Ecuador, Hungary and Portugal. It has also been in the hotel business for the last ten years.

This sale strengthens Ferrovial's investment capacity and consolidates its strategy of growth in its three main business lines: construction, infrastructure development and services.

Madrid, 28 December 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.